UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2020

Commission File Number 333-233468

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Previous independent registered public accounting firm

E-Home Household Services Holdings Limited (the “Company”, “we” and “us”), has been advised by Thayer O’Neal Company, LLC (“Thayer”), the Company’s independent registered public accounting firm, that Thayer has applied for de-registration from the Public Company Accounting Oversight Board (PCAOB) in connection with the retirement of a name partner and the restructuring of Thayer’s equity.

(i)       As a result, effective on October 26, 2020, the Company dismissed Thayer as its independent registered public accounting firm.

(ii)       The reports of Thayer regarding the Company’s financial statements for the fiscal years ended June 30, 2019 and 2018, did not contain an adverse opinion or disclaimer of opinion and were not modified.

(iii)       The Company’s Board of Directors participated in and approved the decision to change independent registered public accounting firms.

(iv)       During the Company’s fiscal years ended June 30, 2019 and 2018, and through October 26, 2020, there were (i) no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with Thayer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Thayer would have caused Thayer to make reference to the subject matter of the disagreements in connection with its reports, and (ii) with the exception of material weaknesses related to the reconciliation of various accounts, lack of precision and accuracy to properly reflect in the financial statements, there were no “reportable events”, as that term is defined within the meaning of Item 16F(a)(1)(v) of Form 20-F.

(v)       In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Thayer with a copy of this Form 6-K on October 26, 2020, providing Thayer with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of Thayer’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

(1)       Effective October 26, 2020, the Company engaged TPS Thayer, LLC Certified Public Accountants (“TPS”) as the Company’s new independent registered public accounting firm. During the two most recent fiscal years and through October 26, 2020, the Company had not consulted with TPS regarding any of the following:

(i)       The application of accounting principles to a specific transaction, either completed or proposed;

(ii)       The type of audit opinion that might be rendered on the Company’s financial statements, and none of the following was provided to the Company: (a) a written report, or (b) oral advice that TPS concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue; or

(iii)       Any matter that was subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

15.1	Letter from Thayer O’Neal Company, LLC dated October 27, 2020